# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arbutus Biopharma Corp, CIK 0001447028
CUSIP: 03879J100
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 701 Veterans Circle, Warminster, Pennsylvania (PA), 18974
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001315863-25-000605
Filed by CIK 0001823138

## Reporting persons
- Two Seas Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 12,589,158; shared voting power 0; sole dispositive power 12,589,158; shared dispositive power 0; aggregate amount beneficially owned 12,589,158 (6.5% of the class)
- Two Seas Capital GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 12,589,158; shared voting power 0; sole dispositive power 12,589,158; shared dispositive power 0; aggregate amount beneficially owned 12,589,158 (6.5% of the class)
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 12,589,158; shared voting power 0; sole dispositive power 12,589,158; shared dispositive power 0; aggregate amount beneficially owned 12,589,158 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Arbutus Biopharma Corp
Address of issuer's principal executive offices: 701 Veterans Circle, Warminster, Pennsylvania, 18974

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

(i) Two Seas Capital LP ("TSC");
(ii) Two Seas Capital GP LLC ("TSC GP"); and
(iii) Sina Toussi.

This statement relates to Common Shares, without par value (the "Common Shares"), held by Two Seas Global (Master) Fund LP (the "Global Fund") and Two Seas LNP Opportunities (Master) Fund LP (the "LNP Opportunities Fund," and together with the Global Fund, the "Funds"). The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Funds and other advisory clients. As such, TSC has been granted investment discretion over portfolio investments, including the Common Shares, held by or for the account of the Funds, including the Funds' voting and discretionary decisions. TSC GP serves as general partner of TSC. Sina Toussi serves as the chief investment officer of TSC and managing member of TSC GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 32 Elm Place - 3rd Floor, Rye, New York 10580.
Citizenship:
(i) Two Seas Capital LP is a Delaware limited partnership;
(ii) Two Seas Capital GP LLC is a Delaware limited liability company; and
(iii) Sina Toussi is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of December 31, 2025:

TSC - 12,589,158 Common Shares
TSC GP - 12,589,158 Common Shares
Sina Toussi - 12,589,158 Common Shares
Percent of class:
Percent of class as of December 31, 2025:

TSC - 6.5%
TSC GP - 6.5%
Sina Toussi - 6.5%

The Common Shares reported for Item 4 total 12,589,158, of which 9,078,634 are held by the Global Fund and 3,510,524 are held by the LNP Opportunities Fund. TSC may be deemed to have sole power to vote and sole power to dispose of the Common Shares held by the Funds, through its capacity as investment adviser of the Funds. TSC GP may be deemed to have sole power to vote and sole power to dispose of the Common Shares held by the Funds, through its capacity as general partner of TSC. Sina Toussi may be deemed to have sole power to vote and sole power to dispose of the Common Shares owned by the Funds, through his capacity as Managing Member of TSC GP.

The percentages reported for Item 4(b) are calculated based on a total of 192,324,017 Common Shares outstanding on November 11, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
Sole power to vote or to direct the vote: As of December 31, 2025, the Reporting Persons had sole power to vote or to direct the vote of 12,589,158 Common Shares.
Shared power to vote or to direct the vote: As of December 31, 2025, the Reporting Persons had shared power to vote or to direct the vote of 0 Common Shares.
Sole power to dispose or to direct the disposition: As of December 31, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 12,589,158 Common Shares.
Shared power to dispose or to direct the disposition: As of December 31, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 Common Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Item 4, which is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2, which is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, Sina Toussi / Managing Member of Two Seas Capital GP LLC, its General Partner (02/17/2026)
- Two Seas Capital GP LLC: /s/ Sina Toussi, Sina Toussi / Managing Member (02/17/2026)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi / Self (02/17/2026)